ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

April 24, 2015		Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Sonny Oh

Re:	AllianzGI Diversified Income & Convertible Fund
File Nos. 333-202699 and 811-23039

Dear Mr. Oh:

We are writing in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) communicated to Ropes & Gray LLP (“Ropes & Gray”), counsel to AllianzGI Diversified Income & Convertible Fund (the “Fund”), and others via telephone calls on April 20, 2015 and April 22, 2015, relating to the Fund’s disclosed plan to repurchase a portion of the Fund’s common shares of beneficial interest (the “Shares”) if and when the Shares are trading at a discount of 2% or more from their net asset value (“NAV”) during a defined period following the Fund’s initial public offering (the “Offering” or the “IPO”), as described in the Fund’s prospectus (the “Repurchase Plan”)1 included in pre-effective amendment no. 1 to the Fund’s Registration Statement on Form N-2, which was filed with the SEC on April 15, 2015 (the “Prospectus”).

During the telephone call on April 22, which included yourself as well as representatives from the SEC’s Division of Trading and Markets, representatives from Ropes & Gray, representatives from Clifford Chance, outside counsel for the lead underwriter in the IPO, and internal counsel for the Fund’s investment manager, the Staff members requested further written explanation of why the Fund and its representatives believe that the Repurchase Plan is appropriate and will be implemented consistent with Regulation M and applicable anti-manipulation rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

[1]	Among other conditions, the Fund’s Shares will be repurchased through a single broker-dealer acting as the Fund’s agent. Repurchases will be made on any day when the Shares are trading at a discount of 2% or more from the Shares’ closing NAV on the prior trading day, and any repurchases will be made in an amount equal to the lesser of (i) $125,000 based on the aggregate purchase price of the Shares or (ii) the maximum number of Shares permitted under Rule 10b-18, which, generally, is currently 25% of the average daily trading volume of the Shares over the trailing four week period. Further, no Shares may be repurchased under the Repurchase Plan at or above $25.00 per Share (the IPO price) and no Shares may be purchased while shares of the SPDR Barclays Convertible Securities ETF are trading down 2% or more from their previous trading day’s closing market price.

The Staff has raised concerns that the Repurchase Plan could cause or constitute violations of certain provisions of Regulation M and related anti-manipulation laws under Sections 9 and 10 of the Exchange Act.2 The Staff has also asked for our views as to whether the Repurchase Plan is consistent with the Staff’s guidance included in footnotes 6 and 8 of the Division of Market Regulation’s Staff Legal Bulletin No. 10, Prohibited Solicitations and “Tie-in” Agreements for Aftermarket Purchases (August 25, 2000) (“SB No. 10”) and suggested we consult Key Hospitality Acquisition Corporation, SEC No-Action Letter (pub. avail. Oct. 12, 2005) (“Key Hospitality”) for guidance on the matter.

During our April 22 call, the participants noted that a closed-end fund registered under the Investment Company Act of 1940, as amended (the “1940 Act”), is specifically authorized by Section 23(c)(1) of the 1940 Act to purchase its common stock on a securities exchange or other open market, provided the fund has informed shareholders of its intention to do so within the preceding six months.3 The Fund’s Repurchase Plan will be implemented in reliance on and in conformity with Section 23(c)(1). The participants further acknowledged that open-market repurchase plans and programs are quite prevalent and widely accepted as appropriate means, among others, for U.S. registered, exchange-traded closed-end funds to address persistent trading discounts to NAV that commonly impact closed-end funds.4 And we noted that virtually all U.S. closed-end funds include disclosure in their IPO prospectus/Statement of Additional Information that the fund may engage in open-market repurchases at some point in the future to address trading discounts.5 Accordingly, plans substantially similar to the Repurchase Plan are not unusual in the closed-end fund marketplace.6

The aspects of the Fund’s Repurchase Plan that are apparently giving the Staff pause in this case are that the Repurchase Plan is disclosed with specificity in the Fund’s IPO prospectus, will commence shortly after completion of the overallotment period following the IPO (i.e., as currently disclosed in the Prospectus, on the 46th day following the date of the prospectus) and will be implemented only if the Shares are trading below the $25.00 IPO Share price.

[2]	Specifically, the Staff has cited Rules 101, 102 and 104 of Regulation M and Sections 9(a)(2), (3), (5) and (6) and 10(b) of the Exchange Act.
[3]	We note that Section 23(c)(1) provides broad authorization for closed-end funds to purchase their shares in open market transactions and such purchases are not subject to the various conditions in Rule 23c-1 relating to other permitted purchases by a closed-end fund of securities of which it is the issuer. See Rule 23c-1(c) (“This rule does not apply to purchases of securities made pursuant to Section 23(c)(1) or (2) of the [1940] Act.”).
[4]	See “A Guide to Closed-End Funds,” Investment Company Institute (July 2013), available at http://www.ici.org/cef/background/bro_g2_ce (“Fund management may take measures in an attempt to reduce discounts….”).
[5]	The Fund notes, as three recent examples, that Calamos Dynamic Convertible and Income Fund (File No. 333-194565), BlackRock Science and Technology Trust (File No. 333-198193) and Goldman Sachs MLP and Energy Renaissance Fund (File No. 333-197328), among many others, included this type of disclosure in their respective registration statements that were recently declared effective by the SEC.
[6]	The Fund notes that evidence is readily available demonstrating the frequency with which closed-end funds use open-market share repurchases programs to address NAV discounts and for other purposes. For example, at least nine closed-end funds approved open-market share repurchase programs in the fourth quarter of 2014. In at least some cases, these plans were explicitly intended to address NAV discounts. See, for example, John Hancock Financial Tax-Advantaged Dividend Income Fund Renews Share Repurchase Plan, John Hancock Investments press release, Dec. 17, 2014 (“The Board of Trustees approved the renewal of the share repurchase plan as part of its ongoing evaluation of options to enhance shareholder value and potentially decrease the discount between the market price and the net asset value of the Fund’s common shares.”) (available at http://www.prnewswire.com/news-releases/john-hancock-tax-advantaged-dividend-income-fund-renews-share-repurchase-plan-300011693.html).

As we have previously explained in correspondence and during the April 22 call, we do not believe that these features of the Repurchase Plan, as they may distinguish the Repurchase Plan from repurchase plans and programs commonly used by other closed-end funds in the industry, would give rise to violations of Regulation M or any anti-manipulation rules under the Exchange Act.

However, following consideration of the Key Hospitality letter and based on our discussions, the Fund would propose to make the following changes to the terms of the Repurchase Plan to address the Staff’s concerns:

(1)	Instead of commencing 46 calendar days from the date of the Prospectus and ending 270 calendar days from the date of the Prospectus, the Repurchase Plan will not commence until 106 calendar days from the date of the Prospectus (i.e., 60 days following completion of the overallotment period[7] to align with the applicable condition for relief in Key Hospitality) and will end 330 calendar days from the date of the Prospectus.

(2)	The condition of the Repurchase Plan that repurchases will not be made at or above the $25.00 per Share IPO Share price will each be eliminated. Repurchases will only be made when the Fund’s Shares are trading at a discount of 2% or more from the Shares’ closing NAV on the prior trading day, regardless of market price.

While we continue to believe that the current Repurchase Plan (commencing on the 46th day following the date of the Prospectus) would not violate Rules 101 or 102 of Regulation M because the distribution will have been completed,8 the additional 60 calendar days observed in Key Hospitality seemed to address concerns that the restricted period would somehow be extended with disclosure of the Warrant Purchase Agreement in the IPO prospectus in that case, and we would propose to apply the same approach to the Repurchase Plan.

[7]	The Fund has granted the underwriters an option to purchase additional Shares at the public offering price, less the sales load, within 45 days of the date of the Prospectus for the purpose of satisfying net short positions, consistent with prevailing underwriting practice for major closed-end fund launches.
[8]	As previously discussed, an underwritten distribution is ordinarily deemed completed when all underwriters have distributed their allocations (i.e., after all investors have confirmed their intent to purchase the securities allocated to them) and all syndicate restrictions have been lifted, even if the over-allotment option will be exercised in whole or in part on a later date. The Staff has stated that “[a] syndicate member’s participation in the distribution is completed when all of the securities have been distributed and after any stabilization arrangements and trading restrictions in connection with the distribution have been terminated. A later exercise of an overallotment option does not affect the ‘termination’ of the distribution, unless it is exercised for an amount exceeding the syndicate short position at the time of exercise.” See Frequently Asked Questions About Regulation M, Division of Market Regulation: Staff Legal Bulletin No. 9 (revised Sept. 10, 2010), available at https://www.sec.gov/interps/legal/mrslb9.htm.

In connection with the Offering, and as a term of the underwriting agreement, the underwriters may only exercise the over-allotment option to reduce short positions. Therefore, the Fund believes that, for purposes of Regulation M, the distribution will have been completed at pricing, 45 days prior to the commencement of the Repurchase Plan. Accordingly, the applicable restricted period, as defined in Regulation M, would terminate immediately following the pricing of the Fund’s Shares and would not extend into the over-allotment period. However, even if the distribution were deemed to continue through the over-allotment period, the Repurchase Plan still will not have commenced until the over-allotment period is complete. The Fund also fails to see how the implementation of the Repurchase Plan itself would somehow extend the distribution and restricted period under Regulation M. Therefore, the Fund respectfully sees no basis for a conclusion that the Repurchase Plan might somehow violate Rules 101 or 102 of Regulation M.

We believe that eliminating the condition that the Fund may not purchase Shares at or above the $25.00 per Share IPO price will avoid any misperception that the Plan is designed to maintain the IPO price. As discussed, the sole purpose of the Repurchase Plan is to attempt to address any significant trading discounts to NAV that may develop following the Offering and during the repurchase period, and is not intended to maintain the IPO price. We note that, unlike in the case of a traditional IPO for an operating company, the $25.00 per Share IPO price is a fixed—and, at the outset, arbitrary—number set prior to the offering period that will not change based on demand in the IPO or the amount of assets raised, and thereafter will fluctuate based in large part on fluctuations in the NAV of the Fund’s portfolio. In this regard, we view the Repurchase Plan as a fully disclosed means to attempt to better align the market price of the Shares with their actual value (i.e., NAV), rather than some attempt to inappropriately manipulate the market value of the Shares.

Despite the proposed modifications to the Repurchase Plan described above, however, the Fund remains of the view that the Repurchase Plan as currently disclosed in the Prospectus is entirely consistent with closed-end fund industry practice as well as Regulation M and the relevant anti-manipulation laws for, without limitation, the following reasons:

The Repurchase Plan does not represent a solicitation or “Tie-in” Agreement for aftermarket purchases, which the Staff has noted in SB No. 10 is a manipulative sales practice before a distribution is completed, prohibited by Rules 101 and 102 of Regulation M. Regulation M prohibits “solicitations or other inducements by distribution participants during the distribution to generate purchases in the aftermarket . . . until the distribution is completed” as well as requiring investors “to agree to buy additional shares in the aftermarket as a condition to being allocated shares in the distribution (i.e., ‘tie-in’ agreements).” However, the Repurchase Plan in no way solicits investors during the distribution (as discussed above) to purchase Shares following the Offering, nor does it require or request any agreement with investors to purchase Shares following the Offering. As disclosed in the Prospectus, the purpose of the Repurchase Plan is to attempt to provide additional liquidity in the marketplace for the Fund’s Shares with the goal of preventing or reducing a significant decline in the market price of the Shares in comparison to their NAV, not to generate purchases in the aftermarket. In addition, the Repurchase Plan does not obligate shareholders to sell their Shares back to the Fund or any other distribution participant following the Offering—and in no way invites such resales—in contrast to the facts in C. James Padgett, 52 SEC 1257 (1997). As the Staff knows, Section 23(c) of the 1940 Act generally prohibits closed-end funds from purchasing their shares from investors except in limited circumstances, and the Repurchase Plan has no feature that would violate such prohibition.

The Repurchase Plan would not constitute price stabilization under Regulation M and therefore does not implicate Rule 104. Under Rule 100(b) of Regulation M, “stabilize or stabilizing means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing, or maintaining the price of a security.” The Repurchase Plan does not have the purpose of pegging, fixing or maintaining the price of the Shares, but rather is intended solely to narrow any discount between the Shares’ NAV and market price (i.e., the Repurchase Plan is intended to address the Shares’ discount in relation to NAV rather than attempt to maintain a particular market price with respect to the Shares). Accordingly, the Fund does not believe that Rule 104 of Regulation M, which governs price stabilization, is implicated by the Repurchase Plan.9

[9]	We reiterate that any Fund repurchases will only occur a significant period of time after completion of the Regulation M restricted period. See footnote 8 and accompanying discussion.

Specific and full disclosure regarding the Repurchase Plan is consistent with past SEC guidance. In a 1996 letter to the Investment Company Institute,10 the Staff stated the following:

In the Division’s view, a closed-end fund that contemplates some form of corporate action to seek to minimize a potential discount from its net asset value must ensure that communications to existing and prospective investors clearly describe the corporate actions and any material conditions to the fund’s taking the actions. In light of the Commission’s strong view that the fund industry work harder to communicate clearly with investors, the staff encourages funds making such disclosures to minimize the use of technical and legalistic language, and to avoid, for example, simply restating provisions included in their articles of incorporation, by-laws, or similar corporate documents.

In response to the concerns raised by investors in closed-end funds, the Division has determined to take a number of actions in addition to contacting the [Investment Company Institute]. First, the staff of the Division’s Office of Disclosure and Review has been instructed to review closely statements included in a closed-end fund’s registration statement regarding any corporate actions potentially taken to reduce or remove a discount from net asset value. In particular, the staff will focus on the clarity and prominence of disclosure regarding these actions.

This Staff guidance (i) represents but one of many Staff acknowledgements that it is common and appropriate for closed-end funds to take actions to narrow discounts, including open-market repurchases of common shares, and (ii) sets forth an expectation of detailed, clear and prominent disclosure of such repurchase plans in closed-end fund registration statements.

Finally, the Fund notes that the Repurchase Plan was approved by the Board of Trustees of the Fund, including all of the disinterested trustees of the Fund, and will be conducted pursuant to Rule 10b5-1 and 10b-18 procedures. For the reasons stated above, the described activities under the Repurchase Plan would not be part of a plan or scheme to evade the federal securities laws such that the Rule 10b-18 safe harbor would not be available. Thus, the Fund believes that the fully disclosed Repurchase Plan, particularly with the adjustments the Fund intends to make as indicated above, would not result in a violation of any applicable anti-manipulation laws and indeed would promote the goals espoused by the Staff for closed-end funds to provide clear and complete descriptions of any repurchase plan.

* * * * *

We believe that this submission fully responds to your comments. As the Fund and underwriters are seeking closure on this matter as quickly as reasonably possible in light of the timing of the Offering, please call me at your earliest convenience to indicate whether the Staff’s concerns have been addressed. If not, we would appreciate having another call with the applicable Staff members. I can be reached at (202) 626-3909.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Thomas J. Fuccillo, Esq.
Richard H. Kirk, Esq.
Julian Sluyters
David C. Sullivan, Esq.

[10]	1996 SEC No-Act. LEXIS 322 (February 15, 1996).